UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
ROPER TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)
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Delaware
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-12273		51-0263969

(COMMISSION FILE NUMBER)		(IRS EMPLOYER IDENTIFICATION NO.)

6901 Professional Parkway, Suite 200
Sarasota,	Florida	34240

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)		(ZIP CODE)

John K. Stipancich Executive Vice President, General Counsel and Secretary
(941) 556-2601
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies.

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13.p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite (coltan), wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”). Roper Technologies, Inc. (“Roper”, the “Company”, “we”, “our” or “us”) evaluated its product lines and determined that certain products we manufacture contain 3TG necessary to the functionality or production of those products.

Annual surveys were initiated with relevant direct suppliers providing parts and materials for products we manufactured or contracted to manufacture during the 2020 reporting period to begin the reasonable country of origin inquiry (“RCOI”). The Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template was utilized as the basis for the RCOI.

Based on the RCOI, we determined that a portion of the 3TG reported by our suppliers originated, or may have originated, from the Democratic Republic of the Congo or an adjoining country, may not be from recycled or scrap sources, and that a portion of them have unknown origins. Therefore, we were required to exercise due diligence on the 3TG source and chain of custody following a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 hereto and incorporated herein by reference.

Item 1.02 Exhibit

Our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.ropertech.com.

The content on, or accessible through, any website referred to in this Form SD or our Conflict Minerals Report is included for general information only and is not incorporated by reference into this Form SD or our Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Technologies, Inc.
(Registrant)

BY:	/S/ Robert C. Crisci	Date:	May 27, 2021
Robert C. Crisci, Executive Vice President and Chief Financial Officer
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